Exhibit 99.1

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Kinross announces ownership of shares of Relevant Gold

(All dollar amounts are expressed in Canadian dollars, unless otherwise noted.)

Toronto, Ontario, February 28, 2025 – Kinross Gold Corporation (“Kinross” or the “Company”) (TSX: K, NYSE: KGC) announced today that it has entered into an agreement to acquire 15,410,000 common shares (the “Shares”) of Relevant Gold Corp. (“Relevant Gold”) in a non-brokered private placement at a price of $0.30 per Share for total consideration of $4,623,000. Accordingly, as of today, taking into account the Shares already held by Kinross, Kinross is the deemed beneficial owner of Shares representing approximately 19.9% of the issued and outstanding Shares of Relevant Gold and is therefore required by applicable Canadian securities laws to issue this press release and file a corresponding early warning report.

Prior to completion of the transaction, Kinross held 5,100,000 Shares, representing approximately 6.8% of the issued and outstanding Shares, and 2,550,000 Share purchase warrants of Relevant Gold (the “Warrants”), representing approximately 9.9% of the issued and outstanding Shares on a partially diluted basis assuming exercise of the Warrants. Following completion of the transaction, Kinross will own 20,510,000 Shares and 2,550,000 Warrants, representing approximately 19.9% of the issued and outstanding Shares on a non-diluted basis and approximately 21.8% of the issued and outstanding Shares on a partially diluted basis assuming exercise of the Warrants. Kinross has signed an undertaking not to exercise its Warrants if it would result in Kinross owning more than 20% of the issued and outstanding Shares until such time as Relevant Gold can obtain disinterested shareholder approval of the creation of a new control person.

Kinross agreed to acquire the Shares as part of a strategic investment in Relevant Gold. Kinross may or may not purchase or sell securities of Relevant Gold in the future on the open market or in private transactions, depending on market conditions and other factors. Kinross currently has no other plans or intentions that relate to its investment in Relevant Gold. Depending on market conditions, general economic and industry conditions, Relevant Gold’s business and financial condition and/or other relevant factors, Kinross may develop other plans or intentions in the future.

The transaction is subject to the satisfaction of certain customary conditions and is expected to close in March 2025.

A copy of the early warning report filed by Kinross in connection with the investment will be available on Relevant Gold’s SEDAR+ profile at www.sedarplus.com. Alternatively, you may contact Luke Crosby, Vice President, General Counsel and Corporate Secretary at 647-788-4478 to obtain a copy of the report. Kinross is organized under the laws of the Province of Ontario and its head office is located at 25 York Street, 17th Floor, Toronto, Ontario M5J 2V5. Relevant Gold’s head office is located at 3000 - 1055 Dunsmuir Street, Vancouver, British Columbia V7X 1K8.

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus is on delivering value based on the core principles of responsible mining, operational excellence, disciplined growth, and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Media Contact

Victoria Barrington

Senior Director, Corporate Communications

phone: 647-788-4153

victoria.barrington@kinross.com

Investor Relations Contact

David Shaver

Senior Vice-President, Investor Relations and Communications

phone: 416-365-2761

InvestorRelations@kinross.com

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Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained in this news release constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. The words “may”, “will”, “plan” or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, statements regarding the subscription for Shares, including the expected closing date, and the ownership and future intentions regarding securities of Relevant Gold Corp. Forward-looking statements are necessarily based upon a number of assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant uncertainties and contingencies. These uncertainties and contingencies can affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

Kinross disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Source: Kinross Gold Corporation

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